EXHIBIT 99.1

FOR: FIRSTSERVICE CORPORATION

COMPANY CONTACTS:

Jay S. Hennick Founder & CEO

D. Scott Patterson President & COO

John B. Friedrichsen Senior Vice President & CFO

(416) 960-9500

FOR IMMEDIATE RELEASE

FIRSTSERVICE ANNOUNCES NORMAL COURSE ISSUER BID

TORONTO, CANADA, May 31, 2006 - FirstService Corporation (TSX: FSV; Nasdaq: FSRV) ("FirstService") announced today that the Toronto Stock Exchange (the "TSX") has accepted a notice filed by FirstService of its intention to make a normal course issuer bid (the "NCIB"). A similar notice has also been filed with the Ontario Securities Commission.

The notices provide that FirstService may, during the 12 month period commencing June 7, 2006 and ending June 6, 2007, purchase through the facilities of the TSX or Nasdaq National Market ("Nasdaq") for cancellation up to 2,650,000 subordinate voting shares in total, being approximately 10% of the "public float". Purchases of subordinate voting shares through Nasdaq will be made in the normal course and will not, during the 12 month period ending June 6, 2007 exceed, in the aggregate, 5% of the issued and outstanding subordinate voting shares of FirstService as at the commencement of the period. The price which FirstService will pay for any such shares will be the market price at the time of acquisition. The actual number of subordinate voting shares which may be purchased pursuant to the NCIB and the timing of any such purchases will be determined by senior management of FirstService.

As of May 26, 2006 there were 28,657,194 subordinate voting shares and 1,325,694 multiple voting shares of FirstService outstanding.

FirstService believes that its subordinate voting shares may from time to time trade in a price range that does not adequately reflect the value of such shares in relation to the business of

FirstService and its future business prospects. As a result, depending upon future price movements and other factors, FirstService believes that its outstanding subordinate voting shares may represent an attractive investment to FirstService. Furthermore, the purchases are expected to benefit all persons who continue to hold subordinate voting shares by increasing their equity interest in FirstService.

During the preceding twelve month period ended May 26, 2006, FirstService purchased for cancellation an aggregate of 704,550 subordinate voting shares at an average price of US$24.01 per share through the facilities of the TSX and Nasdaq.

ABOUT FIRSTSERVICE

FirstService is a leader in the rapidly growing service sector, providing services in the following areas: commercial real estate services; residential property management; integrated security services; and property improvement services. Market-leading brands include Colliers International in commercial real estate; The Continental Group in residential property management; Intercon Security and Security Services & Technologies in integrated security services; and California Closets, Paul Davis Restoration, Pillar to Post Home Inspections and CertaPro Painters in property improvement.

FirstService is a diversified property service company with over US$1 billion in annualized revenues and more than 12,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. Forward-looking statements include the company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the company's services and the cost of providing services; (ii) the ability of the company to implement its business strategy, including the company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the company's filings with the Ontario Securities Commission and the U.S. Securities and Exchange Commission.